 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* ADAMS, SR, RICHARD M (Last) (First) (Middle) 514 MARKET STREET (Street) PARKERSBURG, WV 26101 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol UNITED BANKSHARES, INC UBSI
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other
          Chairman of the Board & Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 07, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	04/07/2003		R |	8 | A | $28.4819	393523	D
Common Stock	04/07/2003		R |	24 | A | $28.4819	2781	I	Wife - IRA
Common Stock - Direct IRA	04/07/2003		R |	27 | A | $28.4819	3160	D
Common Stock					47031	I	By Immediate Family
Common Stock					8174	I	Family Trust
Common Stock					34380	I	Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

ADAMS, SR, RICHARD M - April 07, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option	$13.5000					11/23/1993 | 11/23/2003	Common Stock - 20,000		20,000	D
Stock Option	$11.5000					11/28/1994 | 11/28/2004	Common Stock - 29,000		29,000	D
Stock Option	$15.0000					11/27/1995 | 11/27/2005	Common Stock - 25,428		25,428	D
Stock Option	$14.8750					11/07/1996 | 11/07/2006	Common Stock - 25,428		25,428	D
Stock Option	$22.0000					11/14/1997 | 11/14/2007	Common Stock - 28,000		28,000	D
Stock Option	$27.0000					11/05/1998 | 11/05/2008	Common Stock - 24,000		24,000	D
Stock Option	$25.6250					11/04/1999 | 11/04/2009	Common Stock - 24,000		24,000	D
Stock Option	$19.1880					11/02/2000 | 11/02/2010	Common Stock - 24,000		24,000	D
Stock Option	$27.1200					11/01/2001 | 11/01/2011	Common Stock - 30,000		30,000	D
Stock Option	$29.3700					11/08/2002 | 11/08/2012	Common Stock - 30,000		30,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Jennie S Singer, Lmtd POA, Attorney-in-Fact __________________ ** Signature of Reporting Person Date Power of Attorney Page 2